Exhibit 1

The Bank of New York Mellon Trust Company, N.A.

Trustee for Pacific Coast Oil Trust

601 Travis, Floor 16

Houston, Texas 77002

Attn: Ms. Sarah Newell

Vice President

September 25, 2024

Dear Ms. Newell,

We note that recent Forms 8-K include new language about the Trust’s auditor working on “reviews of the Trust’s quarterly financial statements for the years 2022, 2023, and 2024”. Presumably this means that the heavy audit work has been done and that Unitholders will soon receive comprehensive financial statements.

Our expectation is that any competent audit will conclude that approximately $40M of distributions were withheld from Unitholders in violation of the Conveyance Agreement and in contravention of ASC 410-20. We expect that BONY would, on that basis, refuse to wind up the Trust and auction its assets.

Nevertheless, if BONY does proceed with an improper windup of the Trust, it should remember that according to PCEC’s former CEO an ill-bid auction was the very goal of the fraudulent scheme allegedly put in place by the Trust’s operator. He stated, “the inflated ARO could also be used to reduce the Trust’s valuation so that its assets could be acquired for virtually nothing”i.

Any auction taking place under the pall of such allegations must be conducted with uncustomary thoroughness and lack of hurry. Any “data room” assembled by an auctioneer must contain a full recital of the claims made against PCEC, including:

•	The Evergreen Second Amended Complaint
•	The infamous “second set of books” produced in the Evergreen action, purporting to show de minimis expenditures for Asset Retirement Obligationsii
•	All letters filed as exhibits to forms 13G, 13D, and 13D/A since 2021

Lastly, our “D Group” must be contacted by any auctioneer no later than any other potential bidder is contacted.

Sincerely,

Carson Mitchell	Tim Eriksen
Managing Member	Managing Member
Shipyard Capital Management LLC	Cedar Creek Partners LLC
carson@shipyardcapital.com	tim@eriksencapital.com

i Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Second Amended Complaint, 28 January 2022

ii Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Exhibit 16 to Declaration of Robert Foss in support of defendant Pacific Coast Energy Company LP’s opposition, uploaded to docket on www.lacourt.org on 30 August 2021